SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EU COURT RULING ON IRISH AIR TRAVEL TAX

Ryanair, Europe's favourite airline, today (5 Feb) welcomed the ruling of the EU General Court, which annulled the European Commission's 2012 decision ordering that Ryanair pays the Irish State €8 for every passenger who paid a €2 rate of the Air Travel Tax between 2009 and 2011.

The Irish Air Travel Tax between 2009 and 2011 was set at €10 for flights departing Irish airports and landing more than 300km from Dublin Airport, and at €2 for flights departing Irish airports and landing less than 300km from Dublin Airport. The European Commission decided in 2012 that Ryanair, Aer Lingus and Aer Arann should pay the Irish State €8 in respect of each passenger who was subject to the €2 Air Travel Tax rate during that period.

The EU General Court today annulled the European Commission's decision in this respect and found that the Commission erred in concluding that the "advantage" enjoyed by the airlines automatically amounted in all cases to €8.

Ryanair's Robin Kiely said:

"We welcome today's ruling which confirms that Ryanair is not required to pay the Irish State approx. €12 million in respect of the Air Travel Tax paid at a lower (€2) rate between 2009 and 2011."

ENDS

For further information
please contact:
Robin Kiely                 Joe Carmody
                                                Ryanair Ltd                Edelman Ireland
           Tel: +353-1-9451212     Tel: +353-1-6789333
                                                press@ryanair.com    ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 February 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary